Exhibit 99.1

EQT Infrastructure II to Acquire Westway Group, Inc. for $6.70 Per Share

New Orleans, LA, December 20, 2012 - Westway Group, Inc. (NASDAQ: WWAY) (“Westway” or the “Company”) today announced it has entered into a definitive agreement pursuant to which an affiliate of EQT Infrastructure II will acquire all of the outstanding equity securities of Westway Group, Inc. for approximately $419million in aggregate cash consideration or $6.70 in cash per common share (the “Merger Agreement”). The Company also announced that it that has entered into a definitive agreement to sell its liquid feed supplement business (“Westway Feed Products” and such agreement, the “Purchase Agreement”) and certain bulk liquid storage terminals located in Ireland, Denmark, Korea, and the United Kingdom (collectively, the “Foreign Terminals”) to an affiliate of ED&F Man Holdings Limited (“ED&F Man”), the Company’s largest stockholder, for a purchase price of approximately $115 million, subject to adjustment.

Francis P. Jenkins, Jr., Chairman of the Company and Chairman of the Special Committee stated “For over a year, we have been reviewing a variety of strategic alternatives for Westway. After this extensive process, we are excited to announce these transactions with EQT Infrastructure II and ED&F Man. We believe the aggregate value of these transactions achieves our objective of delivering immediate and compelling value for the Company’s stockholders. We also are confident that we have found excellent owners for the Company’s businesses. EQT Infrastructure II has a strong track record in the bulk liquid storage sector and will be an excellent partner for our terminal employees and customers. ED&F Man owned Westway Feed Products for many years and will continue to grow and succeed with our employees, customers and suppliers.”

“Westway has a strong history of providing value added storage services to a loyal customer base, and we look forward to partnering with its exceptional management team. Demand for storage services continues to grow as the global supply chain for a number of industries becomes increasingly complex. We believe that Westway’s ability to provide high quality and reliable storage services to existing customers while also expanding storage services to other growing markets will help foster its next stage of development”, says Glen T. Matsumoto, Partner at EQT Partners in the United States, Investment Advisor to EQT Infrastructure II.

Under the terms of the Merger Agreement, which was unanimously recommended by the Special Committee of the Westway Board of Directors and unanimously approved by Westway’s Board of Directors, Westway’s stockholders will receive $6.70 in cash for each outstanding share of Westway Class A Common Stock or Class B Common Stock they own, representing a 9.7% premium over the closing price on December 19, 2012, the last full trading day before today’s announcement. Such per share price represents a 67.6% premium over the closing price on December 14, 2011, the last full trading day before the announcement that the Company had initiated a process to explore possible strategic alternatives.

Additionally, all outstanding in-the-money warrants of Westway Group, Inc. and all outstanding shares of Series A Convertible Preferred Stock will be acquired for $1.70 per in-the-money warrant and $6.79 per preferred share (inclusive of accrued dividends), respectively.

Both transactions are expected to close by the end of the first quarter of 2013.

In accordance with the terms of the Merger Agreement, affiliates of EQT Infrastructure II will commence a tender offer for all of the outstanding equity securities of Westway Group, Inc. Westway’s Board of Directors has unanimously recommended that Westway’s stockholders tender their shares into the offer. Under the terms of the agreement, the transaction is conditioned upon satisfaction of the minimum tender condition of a majority of the shares of Westway’s common stock on a fully diluted basis, and preferred stock on a fully diluted basis, consummation of the transactions contemplated by the Purchase Agreement, the receipt of U.S. antitrust approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, certain third party consents and other customary closing conditions. Consummation of the transactions contemplated by the Merger Agreement is not subject to a financing condition.

Concurrent with the execution and delivery of the Merger Agreement, Agman Louisiana, Inc., Francis Jenkins, Jr. and JohnToffolon, Jr. representing in the aggregate approximately 79% of Westway’s fully diluted shares outstanding, have each entered into separate agreements with affiliates of EQT Infrastructure II and the Company pursuant to which each has agreed to tender the shares of common or preferred stock beneficially owned by them into the tender offer, as well as providing certain covenants not to sue and releases related to the transactions contemplated by the Merger Agreement.

Under the terms of the Purchase Agreement, which was unanimously approved by the Special Committee of the Westway Board of Directors, Westway agreed to sell all of its outstanding equity interests in Westway Feed Products and the Foreign Terminals as well as certain Canadian assets to an affiliate of ED&F Man Holdings Limited for a purchase price of approximately $115 million. Under the terms of the Purchase Agreement, the transaction is conditioned upon launch of the tender offer pursuant to the Merger Agreement, certain third party consents and other customary closing conditions.

Evercore L.L.C. is acting as exclusive financial advisor to the Special Committee and provided fairness opinions to Westway’s Special Committee and Board of Directors. Dechert LLP is acting as legal counsel to the Special Committee. Freshfields Bruckhaus Deringer is acting as legal counsel to EQT Infrastructure II, and Sterne, Agee and Leach, Inc. is acting as financial advisor to EQT Infrastructure II. Reed Smith LLP is acting as legal counsel to ED&F Man.

Important Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Westway or any other securities. On the commencement date of the tender offer, affiliates of EQT Infrastructure II will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (SEC). At or around the same time, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Westway common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and security holders are urged to read both the tender offer statement (including an offer to purchase, a related letter of transmittal and the other offer documents) and the solicitation/recommendation statement regarding the tender offer, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before making any decision with respect to the tender offer. The tender offer statement will be filed with the SEC by affiliates of EQT Infrastructure II, and the solicitation/recommendation statement will be filed with the SEC by Westway. Investors and security holders may obtain a free copy of these statements (when available), the Merger Agreement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer. In addition, the tender offer statement and related documentation will be made available by an affiliate of EQT Infrastructure II (when available) and the solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to Westway at 504-525-9741.

About Westway Terminals

Westway Terminals, including the terminals proposed to be sold to ED&F Man, is a premier provider of storage and related services to owners of bulk liquid products worldwide, with [369] million gallons of capacity as of September 30, 2012. The business is focused on niche liquid products and customized service offerings with strong margin potential and has a leading market position in the agricultural and chemical commodity sectors. Key products stored include petroleum oils, caustics, asphalts, vegetable oils, methyl esters, chemicals and molasses products, among others. The business has a global network of 25 terminal locations including 14 in the U.S., 1 in Canada, 9 in Western Europe and 1 in Korea.

About Westway Feed Products

Westway Feed Products is the largest producer of liquid feed supplements in North America, with 2011 volumes of 1.8 million tons. The business has 31 locations in the U.S. and western Canada Westway Feed Products is a leader in the design and implementation of innovative liquid and solid feed supplements, with such current brands as Multi-Mix, Sweet Cake, Suga-Lik, E-Z GLO and Pro Lix.

About EQT and its Affiliates

EQT is the leading private equity group in Northern Europe with over EUR 19 billion in raised capital and multiple investment strategies. Together with an extensive network of independent Industrial Advisors, EQT implements its investment strategy by acquiring or financing good medium-sized to large companies in Northern and Eastern Europe, Asia and the United States, supporting their development into leading companies. Development is achieved by an industrial strategy with focus on growth. Since inception, EQT has invested more than EUR 11 billion in around 100 companies and exited close to 50. EQT-owned companies have more than 550,000 employees.

EQT Infrastructure II is the second fund within the infrastructure investment strategy. The first fund (“EQT Infrastructure”) closed in 2008 at EUR 1.2 billion fund. EQT Infrastructure II seeks to invest in medium-sized infrastructure businesses in the Nordic region, parts of Continental Europe, and North America. Investment targets are regulated infrastructure, concession-based infrastructure, market-based infrastructure and infrastructure-related services. EQT Infrastructure II currently has EUR 1.6 billion of commitments available for investments.

EQT Partners, acting as Investment Advisor to the general partners and managers of each EQT fund, has around 120 investment professionals with an extensive industrial and financial competence. EQT Partners and its affiliates have offices in Copenhagen, Frankfurt, Helsinki, Hong Kong, Oslo, London, Munich, New York, Shanghai, Singapore, Stockholm, Warsaw and Zurich.

More information can be found on www.eqt.se

Forward-Looking Statements. This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. We have based our forward-looking statements on our current expectations and projections about future events. Our forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, the risk factors described in our most recent Form 10-Q and Form 10-K filed with the SEC.

Contact:

Evercore Partners

Perk Hixon

Sr. Managing Director

Hixon@evercore.com

(212) 822-7554

Westway Group, Inc.

Francis P. Jenkins Jr.

Chairman

(212) 332-2960

EQT Infrastructure

Glen Matsumoto, Partner, EQT Partners

(914) 607 4502

EQT Press Department

+46 8 506 55 334